EXHIBIT 12.1

AMERICREDIT CORP.

STATEMENT RE COMPUTATION OF RATIOS

(dollars in thousands)

	Years Ended June 30,
	2007	2006	2005	2004	2003
COMPUTATION OF EARNINGS:
Income before income taxes	$532,067	$485,235	$452,399	$365,116	$34,486
Fixed charges	686,358	425,180	269,146	261,137	214,062

	$1,218,425	$910,415	$721,545	$626,253	$248,548

COMPUTATION OF FIXED CHARGES:
Fixed charges: (a)
Interest expense	$680,825	$419,360	$264,276	$251,963	$202,225
Implicit interest in rent	5,533	5,820	4,870	9,174	11,837

	$686,358	$425,180	$269,146	$261,137	$214,062

RATIO OF EARNINGS TO FIXED CHARGES	1.8x	2.1x	2.7x	2.4x	1.2x

(a)	For purposes of such computation, the term “fixed charges” represents interest expense, including amortization of debt issuance costs, and a portion of rentals representative of an implicit interest factor for such rentals.